UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 205

(CUSIP Number)

Filiberto Zadini
c/o AtheroNova Inc.
2301 Dupont Drive, Suite 525
Irvine, California 92612
(949) 476-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047438 205		Page 2 of 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Filiberto Zadini
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,078,122
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,078,122
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,078,122
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (1)
14		TYPE OF REPORTING PERSON* IN

(1)           Based on a total of 22,680,927 shares of the Company’s common stock outstanding as of June 23, 2010.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 24, 2010 (“Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On June 23, 2010, the Company effectuated the automatic conversion of the Super-Voting Common Stock pursuant to the filing with and acceptance by the Secretary of State of the State of Delaware of an Amended and Restated Certificate of Incorporation effectuating a 1-for-200 reverse split.  Each share of Super-Voting Common Stock was automatically converted into 0.25 of a share of the Company’s Common Stock (“Common Stock”) (accounting for the reverse split) resulting in the Reporting Person owning 6,078,122 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 this Schedule 13D/A, which disclosure is incorporated herein by reference.

While the Reporting Person previously erroneously reported beneficial ownership of 1,238,052,744 shares of Common Stock on a pre-reverse split basis (based on beneficial ownership of 24,761,054 shares of Super-Voting Common Stock), representing 27.3% of the issued and outstanding shares of Common Stock (assuming the conversion of the Super-Voting Common Stock) as of May 13, 2010, the Reporting Person actually beneficially owned 1,215,624,250 shares of Common Stock on a pre-reverse split basis (based on beneficial ownership of 23,312,485 shares of Super-Voting Common Stock), representing 26.8% of the issued and outstanding shares of Common Stock (assuming the conversion of the Super-Voting Common Stock) as of May 13, 2010.

As of June 23, 2010, the Reporting Person beneficially owned 6,078,122 shares of Common Stock (the “Shares”).  Since 22,680,927 shares of Common Stock were outstanding as of June 23, 2010, the Shares constitute approximately 26.8% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 24, 2010	/s/ Filiberto Zadini Filiberto Zadini

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